Mail Stop 3561

December 14, 2009

By Facsimile and U.S. Mail

Mr. Steven G. Miller
Chief Executive Officer
Big 5 Sporting Goods Corporation
2525 East El Segundo Boulevard
El Segundo, California 90245

>   **Re: Big 5 Sporting Goods Corporation**
>   **Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2008**
>   **Filed February 27, 2009**
>   **File No. 000-49850**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 28, 2008

Item 1. Business, page 2

Merchandising, page 4

1. We note that you sell private label merchandise under your "owned labels," as well as under labels that are licensed from third parties. In this regard, please tell us, with a view toward future disclosure, the importance, duration and effect of any material patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K. We note that you have described some of these trademarks on page 7.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 33

2. Please tell us, with a view toward future disclosure, how you manage the risks resulting from interest rate fluctuations. Refer to Item 305(b)(1)(ii) of Regulation S-K.

Exhibit Index

3. Please revise your future filings so that the exhibit index immediately precedes the exhibits. Refer to Item 601(a)(2) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation and Related Matters, page 10

Compensation Discussion and Analysis, page 10

4. We note your statement that, in setting the salaries of your named executive officers, the compensation committee considers factors such as "publicly-available information on executive compensation, including industry comparisons and competitive data." If you engage in benchmarking in setting the compensation of your named executive officers, please identify, with a view toward future disclosure, the benchmarked companies, as well as the benchmarks and their components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K. If you do not use such data in connection with setting benchmarks for the compensation of your named executive officers, please disclose how you use such data.

5. We note that, in setting the salaries of your named executive officers and the size of option grants made to executive officers, the compensation committee considers individual and company performance. Please describe to us, with a view toward future disclosure, all performance targets utilized by the compensation committee in 2008 to determine the salaries of and options grants made to executive officers, whether those targets were met, and the manner in which those targets impacted the salaries of and option grants made to your named executive officers.

6. We also note your statement that the total amount of bonuses paid to your salaried employees "has historically been correlated with…EBITDA, and has historically represented approximately five percent of [your] EBITDA." Please clarify to us, with a view toward future disclosure, whether an EBITDA target was established for determining bonuses in 2008. If so, disclose the EBITDA target, whether the target was met, and the manner in which the target impacted the bonuses paid to your salaried employees.

7. We note your disclosure that individual contributions are also analyzed to determine the bonuses. Please tell us, with a view toward future disclosure, how individual roles and performance factor into the compensation amounts you disclose for each executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Grants of Plan-Based Awards in Fiscal 2008, page 16

8. Please revise the table and include in future filings a column setting forth the grant date fair value of stock and option awards. Refer to Item 402(d) of Regulation S-K.

Option Exercises and Stock Vested in Fiscal 2008, page 18

9. Please revise the table to fill in the blanks with all available information, and include this information in future filings.

Director Compensation for Fiscal 2008, page 21

10. Please disclose by footnote to the appropriate column the grant date fair value of each equity award and the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. Also include this information in future filings. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 21

11. You state that the audit committee reviews and approves or disapproves all related party transactions that are required to be disclosed by Item 404 of Regulation S-K. Please describe to us, with a view toward future disclosure, the audit committee's policies and procedures for reviewing, approving or ratifying any such transaction. Refer to Item 404(b) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director